Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086-1397
Tel.:  (716) 684-8060

Commission File Number:  1-9065
IRS EIN:  16-0971022

June 12, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention: Mr. Rufus Decker, Accounting Branch Chief

Re:      Comment Letter for Ecology and Environment Inc. (E & E)

Dear Mr. Decker:

Following is E & E’s response to your comments made in the letter dated May 11, 2007. We have addressed your questions in the order in which they were asked and keyed our responses to your comments.

Financial Statements
Consolidated Statement of Income, Page 25

2.
E & E will remove the sub-total “Net Revenues” from its financial statements and related footnotes. We will continue to show “Subcontract costs” on a separate line on the face of the Statement of Income beneath the line, “Cost of Professional Services and other direct operating expenses.

3.
E & E’s accounting policy is to classify bad debt expense and amortization as costs of operations.  One of our subsidiaries classified these costs as “other expenses” in error.  That subsidiary’s accounting department has been reminded of the correct accounting for these costs and will comply with the policy in the future.

We propose to reclassify the following amounts from Other Expense to Administrative and Indirect Operating Expenses in future filings:  $95,000 for 2006, $19,700 for 2005 and $139,000 for 2004. Rather than amend previous filings, we will add the following disclosure in our Summary of Significant Accounting Policies (note 2c in 2006):

Certain subsidiary bad debt and amortization expense amounting to $95,000 and $19,700 in 2006 and 2005, respectively,  previously reported as Other Expense have been reclassified to Administrative and Indirect Operating Expenses.

Having reclassified the bad debt and amortization as discussed above and having reclassified second tier minority interest, as discussed in our letter dated March 15, 2007, the remaining amounts to be reported as Other Expense will be $28,864, $122,287, and $156,394 in FY 2006, 2005 and 2004, respectively. The Other Expense for FY2005 in the amount of $122,287 includes a loss on the disposition of the Company’s 50% ownership in Beijing YiYi Ecology and Environment Engineering Company and is disclosed in the Changes in Corporate Entities section and Footnote 18 in the FY 2005 Form 10K. Since no other component is material and no change within any of the components is material, we propose to make no additional disclosure with respect to the components of Other Expense or discuss any changes in Other Expense in Management’s Discussion and Analysis.  However, in future filings, should Other Expense include any material component, such component will be disclosed separately and changes in the components, to the extent material, will be discussed in Management’s Discussion and Analysis.

Form 10Q for the Period Ending January 27, 2007
Note 11. Recent Accounting Pronouncements

4.
The following  table displays the impact of the reversal of the cumulative effect adjustment by line item affected and by financial statement. The comments made in your letter of May 11, 2007 regarding the assurance that each adjustment is made to the line item to which it relates in operating income instead of outside of operating income has resulted in a reclass of the total of $ 24,357 out of  “other expense” and into various line items included in operating income. We will include this table and accompanying disclosure in the third quarter Form 10Q.

	As Reported @	Reversal of	Correction of	Restated @		As Reclassified
	10/28/2006	SAB 108 Entry	SAB 108 Entry	10/28/2006	Reclassifications	@ 10/28/2006

Consolidated Balance Sheet

Contract Receivables	$38,025,675	$(55,000)	$55,000	$38,025,675	$-	$38,025,675
Deferred Income Taxes	5,503,033	128,400	(135,400)	5,496,033	-	5,496,033
Other Assets	897,466	159,000	50,357	1,106,823	-	1,106,823
Income Taxes Payable	(970,365)	3,600	113,400	(853,365)	-	(853,365)
Minority Interest	(1,786,826)	59,000	(59,000)	(1,786,826)	-	(1,786,826)
Capital in excess of par value	(17,399,717)	7,000	-	(17,392,717)	-	(17,392,717)
Retained Earnings	(23,559,486)	(302,000)	(24,357)	(23,885,843)	-	(23,885,843)

Consolidated Statement of Income (1)

Cost of Professional Services	9,660,815	-	-	9,660,815	(27,600)	9,633,215
Subcontract Costs	3,289,982	-	-	3,289,982	(5,400)	3,284,582
Administrative and Indirect operating costs	6,781,747	-	-	6,781,747	(50,357)	6,731,390
Other Expense	316,111	-	(24,357)	291,754	24,357	316,111
Minority Interest	271,063	-	-	271,063	59,000	330,063

        (1)  Detail of increase in retained earnings.

After consideration, we continue to believe that our disclosure controls and procedures are, in the aggregate, effective. However, we identified a significant deficiency in our process for which we took remedial action.  Additionally, we disclosed the identified significant deficiency to the Audit Committee and our auditors.

E & E’s management acknowledges that:

–	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need clarification on any response in this letter, please contact Craig Hathaway or Jim Weiss at 716-684-8060.

Sincerely,

/s/ Ronald L. Frank
Ronald L. Frank
Executive Vice President
Principal Financial Accounting Officer